UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 3, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

HARMONY’S FULL YEAR GUIDANCE ON TRACK; HIGHER GOLD PRICE BOOSTS CASH FLOWS

Johannesburg, Tuesday, 3 February 2026.  Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that it expects a solid financial performance for the six-month period ended 31 December 2025 (H1FY26), supported by elevated gold prices and continued strong free-cash-flow generation.

Operational performance in the second quarter of the financial year 2026, was impacted by mill motor failure and a deferment of the final gold shipment to January 2026, at Hidden Valley.

Although underground average mining grades were in line with expectations, recovered grades were adversely affected by lower metallurgical recoveries and the impact of an industry-wide cyanide shortage in South Africa.

These temporary factors are being addressed. We still expect to meet our full-year production guidance of between 1 400 000 and
1 500 000oz, at an all-in-sustaining cost (AISC) of between
R1 150 000/kg to R1 220 000/kg and underground recovered grade at above 5.8g/t. As previously indicated, guidance for the newly acquired CSA mine - Harmony’s copper operation in New South Wales, Australia, will be provided with the release of our interim results.

Integration activities at the high-grade CSA copper mine are progressing well, with initial activities focusing on integrating the mine into Harmony’s systems, processes and culture. At the Eva Copper Project, the Engineering, Procurement and Construction (EPC) contractor has been appointed and is expected to mobilise to site during the March 2026 quarter.

The Company’s fundamentals remain robust, underpinned by improved safety performance, a healthy balance sheet, investment in higher-quality orebodies, and sustained margin improvement across the portfolio.

Harmony continues to advance its review of the balance sheet to ensure an optimal capital structure that supports funding for our long-term growth projects and sustains robust cash flow generation. This work is aimed at enhancing financial flexibility while preserving our commitment to delivering consistent, competitive shareholder returns.
Comprehensive operational and financial details will be provided when our interim results are released.

Investing in African Mining Indaba
The Harmony executive leadership team is participating in the Investing in African Mining Indaba, to be held at the Cape Town International Convention Centre from 9 to 12 February 2026.

Our Chief Executive Officer, Beyers Nel, will participate in a fireside chat on Monday, 9 February 2026, at 15:20, while Financial Director, Boipelo Lekubo, will take part in a panel discussion on Wednesday, 11 February 2026, at 11:40.

Harmony’s participation reflects the Company’s ongoing engagement with global investors and industry stakeholders.

Interim operating and financial results for the 6 months ended
31 December 2025
The Company will publish its interim operating and financial results for the 2026 financial year, on Wednesday, 11 March 2026, at 07:05, South African time (SAST). An in-person presentation will be delivered by the CEO at 10:00 SAST at the JSE Limited in Sandton, South Africa. This timing ensures the CSA mine is fully integrated into the Group’s operational and financial results.

Please refer to the Harmony website for registration and further details: www.harmony.co.za.

The information contained in this guidance release has not been reviewed or reported on by the Company’s external auditors.

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
3 February 2026

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 3, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director